1014622

02012190

2-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

FEB 28 2002

For the month of February 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

André G. Pernet
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:

- Press Release dated February 21, 2002, announcing that Genset Reports Year End 2001 Financial Results.
- Press Release dated February 21, 2002, reporting that Genset Agrees to Sell of Oligonucleotides Division.

Press Release

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
John Varian
Chief Financial Officer
Sylvie Goujon
Director of Finance

BURNS McCLELLAN
+1 212 213 0006
Media : Justin Jackson
Investors: John Nugent

Genset Reports Year End 2001 Financial Results

Paris, France, February 21, 2002 – Genset S.A. (**NASDAQ**: GENXY ; **Euroclear**: 5433), today announced financial results for the year and quarter ended December 31, 2001. The Company reported a consolidated net loss excluding non-recurring items for the year ended December 31, 2001 of € 39.3 million ($35.0 million), or € 4.85 per share ($1.44 per American Depositary Share) as compared to a net loss of € 34.4 million ($30.6 million), or € 4.35 per share ($1.29 per American Depositary Share), for the year ended December 31, 2000. The Company's net loss including non-recurring items was € 47.2 million ($42.0 million), or € 5.83 per share ($1.94 per American Depositary Share) for the year ended December 31, 2001. The consolidated net loss for the fourth quarter was € 6.4 million ($5.7 million) compared to a net loss of € 10.9 million ($9.7 million) for the quarter ended December 31, 2000. The Company's net loss for the quarter excluding extraordinary and non-recurring items was € 11.5 million ($10.2 million).

Genset reported total revenues of € 19.5 million ($17.4 million), as compared to total revenues of € 29.8 million ($26.5 million) for the year ended December 31, 2000. Research and development ("R&D") revenues of € 1.5 million ($1.4 million), were 7.9 % of total revenues, while oligonucleotide sales accounted for € 18.0 million ($16.0 million) in 2001 compared to € 12.5 million ($11.1 million) in 2000, an increase of 44 %. On a quarterly basis, total revenues in the fourth quarter of 2001 decreased 23 % to € 4.8 million ($4.3 million) as compared to the total revenues of € 6.3 million ($5.6 million) for the quarter ended December 31, 2000. This change reflects the Company's new strategy to a focus on developing products for its own benefit. As a result, fourth quarter R&D revenues decreased to € 0.02 million ($0.02 million) while oligonucleotide sales increased 37.5 % to € 4.8 million ($4.3 million) as compared to the same quarter last year.

During the fourth quarter of 2001, the cash spent in operations was € 10.3 million ($9.2 million). Also, during the quarter, Genset took advantage of an

purchase a portion of its Eurobond at a price it found attractive. The Company decided to use €1.4 million ($1.3 million) of cash to retire € 6.9 million ($6.2 million) in the book value of its long term debt. As a consequence, an extraordinary profit was booked for € 5.4 million ($4.8 million).

Separately today, the Company announced that it has agreed to sell its oligonucleotides division for approximately € 25 million. During the fourth quarter of 2001, the Company also initiated a process under which it may sell interests it holds in certain other companies. On February 20, 2002, Genset's shareholders approved the previously announced Equity Line with Société Générale, which may provide up to € 30 million over the next 24 months.

André Pernet, Chairman and CEO of Genset said, "With the sale of the oligos division, the cash we expect to receive from the sale of our ownership in other companies, and the approval of the Equity Line, we have the financial resources in place to execute our plan."

Genset's total operating expenses in 2001 include certain non-recurring items related to the cost of implementing its change in strategy, for an amount of € 7.9 million ($7.0 million). The Company's total operating expenses excluding non-recurring items decreased 6.3 % to € 61.9 million ($55.1 million) for the year ended December 31, 2001, from € 66.0 million ($58.8 million) in 2000. R&D expenses, of € 35.4 million ($31.5 million), decreased 16.3 % while general & administrative expenses decreased 5.1 % to € 13.0 million ($11.5 million).

For the oligonucleotides division, the cost of goods sold increase of 43.3 % during the year compared to the sales increase of 44.2 %, led to a slight improvement in the gross margin from 38.9 % in 2000 to 39.3 % in 2001.

On a quarter to quarter basis, operating expenses decreased 8.5 % for the quarter compared to the same quarter last year with total operating expenses of € 15.4 million ($13.7 million) for the quarter ended December 31, 2001. This decrease was principally due to the Company's previously announced efforts to control overall spending. R&D expenses for the quarter were € 8.6 million ($7.7 million), showing a decrease of 13.3 % compared to the 2000 figures of € 9.9 million ($8.8 million). General & administrative expenses decreased 18.9 % to € 3.3 million ($2.9 million) from € 4.0 million ($3.6 million) in 2000.

For the oligonucleotides division, the gross margin increased from 39 % for the fourth quarter of 2000 to 42 % during the final quarter of 2001. The selling and marketing expenses were stable as compared to the fourth quarter 2000.

In the area of non-operating expenses, the Company reported a net foreign exchange gain for the year of € 0.5 million ($0.4 million), as compared to a net foreign exchange loss of € 0.3 million ($0.3 million) in 2000. The net interest expense

for the year was € 1.2 million ($1.0 million) in 2001, compared to net interest income of € 0.3 million ($0.3 million) in 2000.

During the fourth quarter of 2001, the net foreign exchange result is approximately equal to zero, compared to a net foreign loss of € 0.4 million ($0.3 million) for the same period of 2000, and the net interest expense was 0.1 € million ($0.1 million) compared to a net interest result approximately equal to zero in the fourth quarter of 2000.

For the year 2001, the loss in other result of € 0.6 million ($0.5 million) compared to a gain of € 0.1 million ($0.1 million) reflected the provision made on certain assets. For the fourth quarter of 2001, the loss in other result was € 0.6 million ($0.6 million), compared to a result approximately equal to zero in the same quarter of 2000.

Genset recorded an income tax expense of € 0.7 million ($0.6 million) for the year 2001, compared to a benefit of € 2.4 million ($2.1 million) for the year 2000. Income tax expense for the fourth quarter 2001 was € 0.1 million ($0.1 million) compared to an income tax approximately equal to zero in the fourth quarter 2000. The income tax benefit recorded in prior years was primarily due to increasing R&D expenses in France.

The Company anticipates that it will continue to incur losses for the foreseeable future*; the amount and duration of such losses will depend largely on the level of its continued investment in research and development activities and the timing and amount of future licensing deals based on the results of these activities.

About GENSET: Genset is a genomics-based pharmaceutical company focused on generating a pipeline of drug targets and candidates in the areas of central nervous system (CNS) and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset now intends to validate novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the obesity and diabetes fields named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

<u>*All figures are adjusted to the current exchange rate.*</u>

** In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and scientific performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to the uncertainties inherent in financial planning, the development of drug candidates and biological research generally. Other factors which could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking*

statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.

CONFERENCE CALL

A playback of the **February 21, 2002 11:00 AM EDT Conference Call** will be available for 48 hours, one hour after the conference call is over :

From U.S.A. , please dial : 800 633 8284
From outside U.S.A., please dial : + 1 858 812 6440
Reservation number : 203 588 86

The call will also be **webcast over the Internet**, live, going directly to the link: http://www.genxy.com/News/Index.html

Genset's news releases are available on the Company's Web site at http://www.genxy.com.

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ**
Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

Genset S.A.

CONDENSED CONSOLIDATED FINANCIAL DATA

(Unaudited - U.S. GAAP)

(Amounts in thousands except per share data)

STATEMENTS OF OPERATIONS

	Three months ended December 31,			Twelve months ended December 31,		
	2001	2001	2000	2001	2001	2000
	US$	euros	euros	US$	euros	euros
Research and development revenues	17	19	2,767	1,371	1,541	17,346
Oliogonucleotide sales	4,269	4,796	3,488	16,016	17,993	12,481
Total revenues	4,286	4,815	6,255	17,387	19,534	29,827
Research and development expenses	(7,665)	(8,611)	(9,930)	(31,524)	(35,416)	(42,301)
Cost of goods sold	(2,471)	(2,776)	(2,129)	(9,720)	(10,921)	(7,620)
Selling and marketing expenses	(617)	(693)	(676)	(2,271)	(2,552)	(2,452)
General and administrative expenses	(2,911)	(3,271)	(4,034)	(11,548)	(12,974)	(13,675)
Total operating expenses - recurring	(13,664)	(15,351)	(16,769)	(55,063)	(61,863)	(66,048)
Loss from operations before non recurring items	(9,378)	(10,536)	(10,514)	(37,676)	(42,329)	(36,221)
Non recurring items	(270)	(303)	-	(7,019)	(7,886)	-
Loss from operations including non recurring items	(9,648)	(10,839)	(10,514)	(44,695)	(50,215)	(36,221)
Interest income	766	861	916	2,141	2,406	2,504
Interest expense	(892)	(1,002)	(929)	(3,187)	(3,580)	(2,159)
Foreign exchange gain (loss)	84	94	(391)	428	481	(296)
Other income (expense)	(573)	(643)	29	(520)	(585)	94
Equity in income (loss) of affiliated companies	(32)	(36)	4	(59)	(66)	9
Loss before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	(10,295)	(11,565)	(10,885)	(45,892)	(51,559)	(36,069)
Income tax benefit (expense)	(66)	(74)	30	(635)	(714)	2,405
Minority interests	(107)	(120)	(27)	(308)	(346)	(93)
Loss before extraordinary items and cumulative effect of changes in accounting principles	(10,468)	(11,759)	(10,882)	(46,835)	(52,619)	(33,757)
Extraordinary items, net of tax	4,794	5,385	-	4,794	5,385	-
Cumulative effect of changes in accounting principles	-	-	-	-	-	(628)
Net Loss	(5,674)	(6,374)	(10,882)	(42,041)	(47,234)	(34,385)
Loss per ordinary share	(0.70)	(0.79)	(1.35)	(5.19)	(5.83)	(4.35)
Weighted average number of ordinary shares outstanding (*)	8,105	8,105	8,084	8,105	8,105	7,910
Loss per ADS (American Depositary Share)	(0.23)	(0.26)	(0.45)	(1.73)	(1.94)	(1.45)
Weighted average number of equivalent ADSs outstanding (*)	24,315	24,315	24,253	24,315	24,315	23,730

(*) As of December 31, 2001 there were outstanding 8,104,850 ordinary shares, or 24,315,550 equivalent ADSs.

BALANCE SHEET

	December 31,		December 31,
	2001	2001	2000
	US$	euros	euros
ASSETS			
Cash and cash equivalents and short-term investments	19,279	21,660	67,752
Other current assets	16,438	18,467	21,257
Total current assets	35,717	40,127	89,009
Property and equipment, net	15,168	17,041	23,716
Other assets, net	15,689	17,627	18,806
Total assets	66,574	74,795	131,531
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	13,800	15,505	20,049
Total debt and capital leases, less current portion	48,619	54,622	60,518
Minority interest	824	926	594
Total shareholders' equity	3,331	3,742	50,370
Total liabilities and shareholders' equity	66,574	74,795	131,531

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 2001 which was U.S.$ 0.8901 for each euro.

Press Release

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
André Pernet
President & Chief Executive Officer

BURNS McCLELLAN
+1 212 213 0006
Media : Justin Jackson
Investors: John Nugent

GENSET AGREES TO SELL OLIGONUCLEOTIDES DIVISION

Paris, France, February 21, 2002 – Genset, S.A. (**Nasdaq**: GENXY; **Euroclear**: 5433), today announced it has agreed to sell its Oligonucleotides Division to the Proligo Division of the specialty chemical company Degussa, Dusseldorf (Germany), for approximately € 25 million. Genset's Comité d'Entreprise has been consulted and has recommended in favor of the acquisition by Proligo.

Under the agreement, Proligo will purchase the Division from Genset with Genset retaining a small minority interest in certain of the Divisions' Asian subsidiaries. The final agreement between the two companies is expected to be signed in the next few days. The sale is expected to close in the late first or early second quarter of 2002.

André Pernet, CEO of Genset said "we think this transaction is the best way to move forward our R&D activities and it also will give the Oligonucleotides Division the focus and resources it needs to take advantage of the successful operation and brand name that has been built up over the past decade".

About Genset: Genset is a genomics-based pharmaceutical company focused on generating a pipeline of drug targets and candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset now intends to pursue and validate novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the obesity and diabetes fields named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

About Degussa: Degussa is an entirely newly-formed, globally active corporation consistently aligned to high-yield specialty chemistry. With sales of EUR17 billion and a workforce of 63,000 employees, it is Germany's third-largest chemical company and the world market leader in specialty chemicals. In fiscal 2000, the corporation generated an operating profit (EBITA) of EUR. 1.2 billion. Degussa's strength lies in highly-effective system solutions tailored to the requirements of customers in over 100 countries of the world. Its activities are led by the vision "Everybody benefits from a Degussa product – every day and everywhere".

Genset's news releases are available on the Company's Web site at http://www.genxy.com.

In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and scientific performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to the uncertainties inherent in obtaining shareholder and regulatory approvals. Other factors which could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ**

Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : February 25, 2002

By: ______________________

Name: Jonathan Burnham
Title: General Counsel